Exhibit 99.1

Li Auto Inc. April 2026 Delivery Update

May 1, 2026

BEIJING, China, May 1, 2026 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that it delivered 34,085 vehicles in April 2026. As of April 30, 2026, Li Auto’s cumulative deliveries reached 1,669,442.

In April, the all-new Li L9 Livis debuted at the 2026 Beijing International Automotive Exhibition, with its official launch scheduled for May 15. The launch event will fully showcase the vehicle’s latest advancements in exterior and interior design, chassis and suspension, range extension system, safety, and intelligence.

As of April 30, 2026, the Company had 511 retail stores in 160 cities, 550 servicing centers and Li Auto-authorized servicing shops operating in 223 cities. The Company also had 4,077 super charging stations in operation equipped with 22,509 charging stalls in China.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Be Proactive, Change the World (主动积极,改变世界). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. Its current model lineup includes a high-tech flagship family MPV, four Li L series extended-range electric SUVs, and two Li i series battery electric SUVs. The Company will continue to expand its product lineup to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: Li@christensencomms.com